Exhibit 99.2

Jianpu Technology Inc. Announces Strategic Investment

BEIJING, March 5, 2018 /PRNewswire/ — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE:JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced that it has signed a definitive agreement to acquire 65% of equity interests in a China-based technology company specializing in optimizing data-driven risk management decisions. The target company offers a suite of products and services helping financial service providers to enhance their risk management capabilities by aggregating and analyzing a wide range of data sources using machine learning and AI technology.

The consideration of the transaction is in the form of a combination of cash, ordinary shares of the Company and options to purchase the Company’s ordinary shares. The cash portion of the consideration is approximately RMB110 million. The non-cash portion of the consideration will represent approximately 1.5% of the issued and outstanding share capital of the Company after giving effect to the issuance. The transaction is expected to close in the second quarter of 2018, subject to the satisfaction of customary closing conditions.

“We are excited about our strategic investment in the target company, which complements our proprietary data and risk management solutions for financial service providers,” said Mr. David Ye, Co-Founder, Chairman and Chief Executive Officer of Jianpu. “We look forward to creating significant synergies on data analytics and big data risk management capabilities while further strengthening our financial service provider network.”

About Jianpu Technology Inc.

Jianpu Technology Inc. (NYSE:JT) is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068
E-mail: ir@rong360.com

The Piacente Group, Inc.
Ross Warner
Tel: +86 (10) 5730-6201
E-mail: jianpu@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Alan Wang
Tel: +1-212-481-2050
E-mail: jianpu@tpg-ir.com